Exhibit 99.1

Scinai CEO Updates Shareholders on CDMO Growth and Extended Runway Following Completed Financing

Management estimates operating runway to late 2027, with potential extension into the third quarter of 2028 as later project phases under the recently announced CDMO agreement are activated and delivered

JERUSALEM, Oct. 20, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) today issued the following letter to shareholders from Chief Executive Officer Amir Reichman.

Dear Shareholders,

Last week’s CDMO agreement and completed financing materially strengthen Scinai’s ability to execute its strategy. The agreement expands our contracted business and gives us greater visibility into our workload. The financing provides resources to deliver that work and compete for additional projects. Together, they support a longer operating runway and our goal of building a profitable development and manufacturing business while preserving the longer-term potential of our immunotherapy platform.

Our new agreement with a U.S.-based, Nasdaq-listed biopharmaceutical company includes approximately $5.1 million in committed base service fees, subject to performance and contractual terms. It expands an existing customer relationship. As of October 20, 2026, our Committed Customer Orders stood at approximately $8.1 million, compared with $1.9 million at year-end 2025, an increase of more than 300%. These orders reflect the value of customer-authorized work across our development and manufacturing programs, as defined below.

The importance of this agreement extends beyond its initial value. Our chemistry, manufacturing and controls, or CMC, strategy was selected over competing proposals, including proposals from much larger CDMOs. We believe this reflects the quality of our scientific thinking and our ability to design a development plan around a customer’s particular needs. The engagement brings development and manufacturing together in a program that includes analytical work, manufacturing readiness, clinical supply, stability testing and development of a prefilled-syringe presentation.

Development and activities supporting an Investigational New Drug application are underway in 2026, with clinical manufacturing planned to begin in January 2027. We expect the committed services to contribute to revenue during 2026 and 2027 as we perform the work, with stability services continuing beyond 2027. Advance and milestone payments are expected to help fund delivery.

The agreement establishes a framework for an integrated program with successive phases. It also contemplates additional clinical manufacturing in late 2027 and the first half of 2028, with an indicative service-fee value of approximately $5.85 million. This additional work is uncommitted and excluded from both the $5.1 million base commitment and Committed Customer Orders. It requires agreement on final scope and pricing and written activation. The indicative value also excludes additional scale-up, qualification and initial manufacturing activities not yet priced, as well as project-related costs. Together, the committed and potential services represent an opportunity exceeding $10 million. Any future commercial manufacturing would require a separate agreement and remains uncommitted.

Commitments to individual work packages are made in stages, allowing the customer to align spending with development milestones, technical readiness and clinical supply requirements. The later packages are already contemplated within the project plan and build on the development and manufacturing work now underway.

If we deliver on time and to the required quality, and the customer’s development program progresses as planned, we expect the relationship to advance into these later phases. Continuing with the team that has developed the processes, and analytical methods can preserve accumulated knowledge and avoid additional transfer work, costs and delays. These practical advantages underpin our confidence in the program’s potential expansion.

We acted promptly on the financing opportunity that followed the contract announcement. On October 13, we raised approximately $1.67 million in net proceeds through our standby equity purchase agreement, or SEPA, with YA II PN, Ltd., an affiliate of Yorkville Advisors. Our aim with these SEPA drawdowns was to raise capital during the elevated trading activity while limiting the number of ADSs issued relative to overall trading volume.

Later that night, we signed agreements for the approximately $4 million financing announced on October 14, consisting of a private placement and the cash exercise of existing warrants. On October 16, we announced that those transactions had closed and the proceeds had been received. The $4 million financing generated approximately $3.6 million in net proceeds after transaction expenses. Together with the SEPA proceeds, this brings combined net proceeds to approximately $5.3 million, excluding any future proceeds from exercises of the newly issued warrants.

I recognize the dilution associated with these equity financings. Our responsibility is to use the capital productively and build a business whose operating performance can support lasting shareholder value. I thank A.G.P./Alliance Global Partners for its efficient execution and Yorkville for its cooperation.

Under our current operating and CDMO sales plans, our cash resources following the recent financing and expected customer payments support an estimated operating runway to late 2027. As the later project phases described above are activated and delivered, their cash receipts could extend that runway into the third quarter of 2028. Both estimates depend on sales, timely collections and successful execution.

For shareholders, the longer planning horizon provides more time to deliver contracted work, improve facility utilization and win additional business that contributes to cash flow. We may consider financing opportunities from time to time to support our strategic objectives.

Stronger liquidity also has commercial significance. A pharmaceutical company considering a long-term development or manufacturing engagement may assess a supplier’s financial resilience alongside its technical and quality capabilities. We believe an improved financial position can strengthen our standing in those discussions, including with multinational pharmaceutical companies. It supports our ability to plan resources and demonstrate continuity over the life of a project.

Our immediate priority is to turn committed work into successful customer outcomes, revenue and cash collections. Across Jerusalem and Yavne, we are coordinating manufacturing schedules, analytical capacity and staffing around project milestones. We will align procurement and project spending with agreed scope, customer advances and milestone payments. Additional hiring, equipment and capacity commitments will depend on demand, quality readiness and the economics of the work. This discipline should help us make better use of the facilities and expertise we already have.

As I recently emphasized to our employees, this requires the highest standards of quality, accurate documentation and dependable service. We must work efficiently, reduce avoidable rework and manage procurement and spending carefully. Growing activity also requires continued attention to training, safety and coordination between teams. Delivering on time and within budget must go hand in hand with protecting the quality of our work and the people who perform it.

We are also working to broaden our customer base and win additional business, including in the United States and Europe. We will prioritize projects that fit our capabilities, have credible customer funding and offer an attractive cash contribution. Successful execution should help us earn follow-on work and recommendations, while a broader customer base would reduce our dependence on individual programs. Each opportunity must be assessed against the staff, equipment, qualification work and working capital needed to deliver it.

Alongside CDMO growth, our therapeutic development strategy remains focused on the capital-efficient development of the NanoAb platform through our collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen. Our platform includes the IL-17 programs and the potential of bispecific and multi-specific antibody formats. We will selectively develop these programs when non-dilutive funding can be secured, and the programs can establish scientific differentiation and improve partnering prospects. Substantial new capital commitments will depend on a funded plan, with non-dilutive grants and partnerships as important sources of support.

Our financial objective remains sustainable profitability and reduced reliance on repeated equity financing. Achieving it requires additional profitable business, higher utilization and control of the costs of both CDMO operations and therapeutic development. The extended runway gives us more time to pursue those improvements.

Shareholders should expect our progress to be demonstrated through delivery of customer milestones, activation of additional work when agreed, new customer commitments and improvements in operating results and cash generation. We intend to provide further updates as the work advances and through our financial reporting. I am confident in our team’s ability to compete and grateful for the work that made these announcements possible. Our focus now is to deliver for our customers and translate that progress into value for our shareholders.

Thank you for your continued support.

Sincerely,
Amir Reichman
Chief Executive Officer
Scinai Immunotherapeutics Ltd.

Company Contacts

Investor Relations
Brian DeBeer, Allele Capital Partners
+1 (561) 388-8178
Brian.DeBeer@scinai.com

Business Development
+972 8 930 2529
bd@scinai.com

Committed Customer Orders

Committed Customer Orders is a supplemental, non-GAAP operating measure of customer-authorized CDMO services and ordered project-specific pass-through charges, including applicable markups. It includes orders carried into the year and new orders received during the year, including work scheduled for later years. Current-year invoicing or revenue recognition does not remove an order from the measure. Uncommitted services and future pass-through purchases are excluded until authorized. The measure is neither recognized revenue nor the remaining unfulfilled backlog and does not assure future revenue or cash receipts. Performance, billing and collection follow contractual and accounting requirements, and projects may change, be delayed or terminated.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) operates a contract development and manufacturing business alongside an immunology-focused therapeutic development platform. Its wholly owned subsidiary, Scinai Biopharma Services Ltd., serves biotechnology and pharmaceutical customers through facilities in Jerusalem and Yavne, Israel. The Company develops its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen in Germany. For more information, visit www.scinai.com.

Forward Looking Statements

This press release includes forward-looking statements under applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. These statements concern, among other matters, net proceeds and use of capital, the benefits of the completed financing, liquidity and operating runway, future financing needs, sales and cash collection assumptions, customer programs and their financial contribution, expected progression through later program phases and benefits of continuity with the same development and manufacturing team, manufacturing schedules, activation of additional work packages, customer acquisition, facility utilization, profitability, the expected commercial benefits of improved liquidity, reduced reliance on future equity financing,  NanoAb development and access to grants or partners.

These statements depend on assumptions and involve risks that could cause actual results to differ materially. Risks include changes in operating plans, budgets or capital requirements; higher transaction or delivery costs; technical, analytical, manufacturing, quality or regulatory difficulties; shortages or delays involving personnel, equipment, materials or suppliers; insufficient available manufacturing capacity; changes to customer programs; failure or delay in agreeing final scope and pricing or obtaining bilateral written activation and related purchase orders for additional work; contractual modification or termination, including termination for convenience; delayed milestones or payments; differences between billings, collections and recognized revenue; inability to win additional profitable business; failure to realize expected continuity benefits or meet customers’ supplier qualification criteria; dependence on individual customers or programs and customers’ ability to fund their commitments; the risk that the sales and collections across the CDMO business will not be as anticipated; insufficient funding; unsuccessful research, grant applications or partnering efforts; and the failure to maintain compliance with the Nasdaq continued listing requirements. Financing agreements may restrict future financing or strategic transactions, and outstanding securities may cause further dilution. Competition, market and geopolitical conditions and the risks described in Scinai’s Annual Report on Form 20-F and subsequent SEC filings may also affect results. It requires agreement on final scope and pricing and written activation.

Committed services remain subject to performance and contractual terms, including applicable termination rights. Potential additional clinical manufacturing remains uncommitted and depends on final scope and pricing, bilateral written activation and related purchase orders, available capacity, and the customer’s development and regulatory progress. Successful delivery of an earlier phase does not obligate the customer to activate later work. No commercial supply volumes or revenues are committed. The runway estimates do not establish a date for profitability or a conclusion that going-concern uncertainty has been resolved. No assurance can be given regarding future profitability, the duration of available liquidity, supplier qualification, new contracts, grant awards or partnerships. Forward-looking statements speak as of this release’s date. Except where required by law, Scinai has no obligation to revise them.

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